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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Helix Energy Solutions Group, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
42330P107
(CUSIP Number)
September 9, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,198,247

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,198,247

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,198,247

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,537,761

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,537,761

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,537,761

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.9%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS DME Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,475,001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,475,001

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,475,001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS DME Advisors GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,475,001

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,475,001

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,475,001

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	1.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	42330P107

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		10,211,009

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,211,009

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,211,009

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc”), DME Advisors, L.P., a Delaware limited partnership (“Advisors”), DME Advisors GP, L.L.C., a Delaware limited liability company that serves as general partner to Advisors (“DME GP” and together with Greenlight LLC, Greenlight Inc and Advisors, “Greenlight”), and Mr. David Einhorn, the principal of Greenlight (collectively with Greenlight, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on March 13, 2008.
This Amendment relates to common stock, no par value (“Common Stock”), of Helix Energy Solutions Group, Inc., a Minnesota corporation (the “Issuer”), purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”) for which Greenlight Inc acts as the investment advisor, and (iv) the managed account for which Advisors acts as investment manager.
Item 1.
(a) Name of Issuer.
Helix Energy Solutions Group, Inc.
(b) Address of Issuer’s Principal Executive Offices.
400 N. Sam Houston Parkway E. Suite 400
Houston, Texas 77060
Item 2.
(a) Name of Person Filing.
This statement is being filed on behalf of each of the following persons:
(i) Greenlight Capital, L.L.C.;
(ii) Greenlight Capital, Inc.;
(iii) DME Advisors, L.P.;
(iv) DME Advisors GP, L.L.C. and
(v) David Einhorn

(b) Address of Principal Business Office, or, if none, Residence.
The principal business office of each the Reporting Persons is 140 East 45th Street, 24th Floor, New York, New York 10017
(c) Citizenship.
(i) Greenlight LLC is a limited liability company organized under the laws of the State of Delaware.
(ii) Greenlight Inc is a corporation organized under the laws of the State of Delaware.
(iii) Advisors is a limited partnership organized under the laws of the State of Delaware.
(iv) DME GP is limited liability company organized under the laws of the State of Delaware.
(v) David Einhorn is a United States citizen.
(d) Title of Class of Securities.
Common Stock, no par value.
(e) CUSIP Number.
42330P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Inapplicable.
Item 4. Ownership:
Item 4(a) Amount Beneficially Owned:
As of September 9, 2008, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of shares of Common Stock:
i)	Greenlight LLC may be deemed the beneficial owner of 4,198,247 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified.

ii)	Greenlight Inc may be deemed the beneficial owner of 4,537,761 shares of Common Stock held for the account of Greenlight Offshore.

iii)	Advisors may be deemed the beneficial owner of 1,475,001 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

iv)	DME GP may be deemed the beneficial owner of 1,475,001 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

v)
Mr. Einhorn may be deemed the beneficial owner of 10,211,009 shares of Common Stock. This number consists of: (A) 4,198,247 shares of Common Stock held for the account of Greenlight Fund and Greenlight Qualified, (B) 4,537,761 shares of Common Stock held for the account of Greenlight Offshore, and (C) 1,475,001 shares of Common Stock held for the account of the managed account for which Advisors acts as investment manager.

The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares of Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or the managed account for which Advisors acts as investment manager. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.
Item 4 (b) Percent of Class:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(b) for each such Reporting Person. The denominator for determining the percentage of shares of Common Stock held by each of the Reporting Persons was 91,857,500, which is the number of shares of Common Stock outstanding as of July 28, 2008, as reported in the Prospectus filed by the Issuer on August 1, 2008 with the Securities and Exchange Commission.
Item 4 (c) Number of shares as to which each such person has voting and dispositive power:
The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 4(c) for each such Reporting Person.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 12, 2008

Greenlight Capital, L.L.C.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.

By:		DME Advisors GP, L.L.C.,
its general partner

	By:	/S/ DANIEL ROITMAN

Daniel Roitman,
Chief Operating Officer

DME Advisors GP, L.L.C.,
its general partner

By:		/S/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/S/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
* The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit
No.	Description
Exhibit 1	Joint Filing Agreement by and among the Reporting Persons.